MERCURY FINANCE COMPANY
               EXHIBIT 11
               COMPUTATION OF NET INCOME PER SHARE
               THREE MONTHS ENDED MARCH 31
                      (Unaudited)

Net income per share is computed by dividing net income by the total of the weighted average common shares and common stock equivalents outstanding during the period. Average common shares and common stock equivalents have been adjusted to reflect the four-for-three stock splits of Mercury Finance Company distributed to stockholders on December 28, 1989, October 31, 1990, June 10, 1991 and December 5, 1991, the two-for-one stock split distributed on June 19, 1992, the four-for-three stock split distributed on June 22, 1993 and the three-for-two stock split distributed on October 31, 1995.

                                                                                           Three Months Ended

(Dollars in thousands except per share amounts)                                              1998       1997


INCOME DATA:

   1. Net income/(loss) Mercury Finance Company   . . . . . . . . . . . . . . . .          ($1,478)   ($33,168)

   2. Weighted average common shares
      outstanding (adjusted for stock split)  . . . . . . . . . . . . . . . . . .          177,901     177,868

   3. Treasury stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           (5,403)     (5,403)

EFFECT OF COMMON STOCK EQUIVALENTS (C.S.E.):

   4. Weighted average shares reserved for
      stock options   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                0          0

NET INCOME PER COMMON SHARE:

   5. Weighted average common share and
      common stock equivalents (line 2+3+4)   . . . . . . . . . . . . . . . . . .          172,498     172,465

   6. Mercury Finance Company
      net income/(loss) per share (line 1 / line 5)   . . . . . . . . . . . . . .           ($0.01)     ($0.19)


In February, 1997, following the announcement of the discovery of accounting irregularities which caused the overstatement of the previously released earnings for 1995 and interim earnings for 1996, the market value of the Company's common stock was significantly reduced. Since the announcement, the market value of the common stock has not exceeded the exercise price of the stock options granted or regranted under the revised stock option program. As a result, the calculation of the common share equivalents becomes meaningless for the quarter ended March 31, 1998. For the quarter ended March 31, 1997, common share equivalents would have been anti-dilutive to earnings per share and were not included in the weighted average shares calculation. Therefore, for both periods, the Company's basic and diluted weighted average common shares outstanding are the same.